EXHIBIT 99.1

SKF intends to acquire full ownership of its Indian bearing company

SKF has announced on Thursday its intention to purchase the outstanding publicly held shares of its Indian subsidiary company SKF India Limited and delist it under the Securities and Exchange Board of India Delisting Guidelines (Delisting Guidelines).

SKF holds 53.58% of the equity shares in the company. The total number of outstanding shares is 52 732 538.

Full ownership of the company will give SKF increased operational flexibility to support the development of its business and to fully integrate the operations within the SKF Group.

SKF India Limited sales 2003 were SEK 808 million with a profit before taxes of SEK 88 million. The company has 1 968 employees and two factories for the manufacturing of bearings, one in Pune and one in Bangalore.

The offer to purchase the outstanding publicly held shares is subject to the approval of the delisting by the shareholders of SKF India Limited in accordance with the Delisting Guidelines. Furthermore, the offer requires authorities approval and will be conditional upon SKF's acceptance of the price payable for the shares determined in accordance with the Delisting Guidelines and achieving the shareholding level required for delisting.

Goteborg, February 10, 2005
Aktiebolaget SKF
(publ.)

For further information, please contact:
PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337 1541,
e-mail: Lars.G.Malmer@skf.com
IR: Marita Bjork, SKF Investor Relations, tel. +46 (0)31 337 1994,
e-mail: Marita.Bjork@skf.com

This information was brought to you by Waymaker http://www.waymaker.net

The following PDF file is available for download at:
http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=71089&fn=wkr0001.pdf